Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Traded Company	NIRE 35300010230

TRANSACTIONS WITH RELATED PARTIES POLICY

1. PURPOSE

2. APPLICABILITY

3. RESPONSIBILITIES

3.1. Board of Directors

3.2. Ethics and Ombudsmanship Area

3.3. Procurement Areas

4. RULES

4.1. Related Parties, Definition

4.2. Definition of Market Conditions, Significant Amount and Correlated Transactions

4.3. Formalization of Transactions between Related Parties

4.4. Governance Framework for Transactions of a Significant Amount between Related Parties

4.5. Impediment

4.6. Duty to Disclose

4.7 Barred Transactions

5. CODE OF ETHICS

6. PENALTIES

7. POLICY UPDATES

1.	PURPOSE

The purpose of this Related Parties Transactions Policy (“Policy”) is to establish rules and consolidate procedures with which Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) must comply in connection with transactions among Related Parties, ensuring equality and transparency in such a manner as to guarantee to shareholders, investors and other stakeholders that Itaú Unibanco is in compliance with the best Corporate Governance practices.

2.	APPLICABILITY

The present Policy shall apply to Itaú Unibanco and its controlled companies in Brazil.

3.	RESPONSIBILITIES

3.1	Board of Directors

To become acquainted with trades of a Significant Amount as reported thereto, pursuant to the contents of the present Policy.

3.2	Ethics and Ombudsmanship Area

To receive information provided by the procurement areas on transactions involving Material Amounts and producing opinions on such;

3.3	Procurement Areas

To conduct their business in such a manner as to ensure compliance with the terms and conditions set forth herein.

To provide the Ethics and Ombudsmanship Area with the data needed for the production of opinions, as per the flow established by said Area.

4.	RULES

4.1	Related Parties Definition

According to the definitions set forth in Technical Notice ("Pronunciamento Técnico") CPC No. 5 issued by the Accounting Notices Committee ("Comitê de Pronunciamentos Contábeis") and approved by the Securities Commission ("Comissão de Valores Mobiliários" - “CVM”), as per Deliberation ("Deliberação") Nº 642/10, Related Parties in connection with Itaú Unibanco shall be natural and/or legal entities that:

a) directly or indirectly, through one or more intermediaries: i) control, are controlled by or are under the same control as the Company; or ii) have an interest in the Company that gives them significant influence over the Company;

b) are the Company's affiliates as per the Corporations Act ("Lei das Sociedades Anônimas" - “LSA”);

c) are regarded as key personnel, that is, who hold a management position with the Company, its controlled companies or its controllers;

d) are, in connection with anyone mentioned in items “a” or “c” i) spouse or partner; ii) forebears, whether by blood (such as parents, grandparents, great-grandparents, etc.) or by affinity (such as stepfathers, stepmothers, parents-in-law); ii) descendants, whether by blood (such as children, grandchildren, etc.) or by affinity (such as stepchildren, in laws, etc.); and iii) relatives up to the second degree, whether by blood (such as siblings, etc.) or by affinity(such as brothers or sisters in law, spouses of brothers or sisters in law, etc.);

e) are controlled by anyone covered by items “c” or “d”;

f) whose equity stock is held at a rate of more than ten (10) percent, whether directly or indirectly, by anyone covered by items “c” or “d”; and

g) any entity maintaining a post-employment benefits plan for the employees of the Company (e.g.: UBB Prev – Previdência Complementar; Fundação Itaú Unibanco – Previdência Complementar; Fundação BEMGEPREV).

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4.2	Definition of Market Conditions, Significant Amount and Correlated Transactions

4.2.1     Market Conditions

Shall be those conditions for which, during negotiations, the following principles have been observed: competitiveness (service prices and conditions compatible with those of the marketplace); compliance (compliance of the services provided with the Company's contractual terms and responsibilities, as well as with appropriate information security controls); and transparency (appropriate reporting of the agreed conditions and due application thereof, as well as their reflections on the Company's financials). During negotiations among related parties, the same principles shall apply that drive negotiations the Itaú Unibanco Conglomerate holds with independent parties.

4.2.2     A Significant Amount shall be that of a transaction or a set of Correlated Transactions in an amount exceeding one million Brazilian Reais (R$1,000,000) over a period of one (1) year.

4.2.3 Correlated Transactions: correlated transactions shall mean similar transactions sharing a logical link by virtue of their purpose or their parties, such as: a) lasting transactions involving periodical installments, as long as the amounts involved are known at the time of entry into the relevant agreement; and b) subsequent transactions derived from an initial transaction that has already been carried out, as long as such an initial transaction sets forth the main conditions of the subsequent ones, including the amounts involved.

4.3	Formalization of Transactions between Related Parties

4.3.1     In transactions involving Related Parties as defined in the present Policy, the following shall be complied with:

a) transactions shall be at Market Conditions and compliant with the contents of the present Policy, as well as consistent with the other practices put into place by the Company's Management, such as the guidelines provided in the Company's Code of Ethics;

b) transactions shall be executed in writing, specifying their main characteristics and conditions, such as: overall price, unit price, terms, collateral, taxation, fees, licenses required, etc.; and

c) transactions must be clearly disclosed in Itaú Unibanco's accounting statements according to the materiality criteria provided by accounting standards.

4.3.2     In the event that any company in the Itaú Unibanco Conglomerate is engaged as a service provider in transactions between Related Parties, in addition to conditions in sub-item 4.3.1 above, the Market Conditions applicable to other clients which have the same profile, exposure to risk, volume of resources among other characteristics, shall be practiced.

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4.4	Governance Framework for Transactions of a Significant Amount between Related Parties

4.4.1     Where the transaction involves a Significant Amount for Itaú Unibanco, the following rules shall be complied with in addition to those of the aforementioned sub-item 4.3:

a) the transaction shall be submitted to the approval of the Committee, made up of three (3) members of Itaú Unibanco’s Board of Directors deemed as independent, and shall verify the advantages of said transaction for;

b) such transactions shall be reported on a quarterly basis to the Itaú Unibanco Board of Directors.

4.4.2     Where a transaction of a Significant Amount involves an amount lower than fifty million Brazilian Reais (R$ 50,000,000), prior to the procedures set forth in item 4.4.1, the transaction shall be submitted to the Itaú Unibanco Ethics and Ombudsmanship Area according to the flow present at said Area

4.4.3     The Committee may deliberate in physical meetings, or via teleconferencing or videoconferencing and, still, by e-mail.

4.4.4     The rules provided in the present item shall not apply to operations carried out among companies whose equity capital is directly or indirectly held in full by the Company.

4.5	Impediment

4.5.1     The Company's Management shall abide by the ordinary flow of negotiations and transaction approvals within the Itaú Unibanco Conglomerate, refraining from intervening in such a manner as to influence contracts with Related Parties in a manner not in compliance with said flow.

4.5.2     In situations where a member involved in transaction approval is prevented from deliberating on the subject as a result of a potential conflict of interests, said member shall declare him or herself under impediment, explaining his or her involvement in the transaction and providing details on the operation and the parties involved. The impediment shall be entered into the minutes documenting deliberations on the transaction.

4.6	Duty to Disclose

4.6.1     Pursuant to the contents of Article 247, Law Nº 6.404/76 (Corporations Law), of CVM Deliberation Nº 642/10 and of National Monetary Committee Resolution Nº 3.750/09, the Company shall disclose Transactions with Related Parties, providing sufficient details for the identification of the Related Parties and of any essential or not strictly commutative conditions inherent to the relevant transactions, thereby enabling the Company's shareholders to inspect and track Itaú Unibanco's acts of management.

4.6.2     Said disclosure shall take place in clear and concise form in the explanatory notes to the Company's Accounting Statements, according to the applicable accounting standards. In addition, the Company shall also be required to disclose Transactions with Related Parties to the marketplace, as provided by the Regulations for Level-One Corporate Governance Listing with the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBovespa), especially in connection with additional requirements for quarterly periodical information (ITR’s), as well as pursuant to CVM Instruction Nº 480/09.

4.6.3       A transaction or set of Correlated Transactions with Related Parties whose amount exceeds fifty million Brazilian Reais (R$50,000,000) and that meets the disclosure requirements of Schedule 30-XXXIII of CVM Instruction No 480/09 shall be disclosed by means of the electronic system available at the CVM Website within a period of seven (7) business days from occurrence, pursuant to the aforementioned rule.

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4.7	Barred Transactions

4.7.1     Transactions between Related Parties shall be barred in the following cases:

a) undertaken under other conditions than Arm's Length;

b) loans or advances as per articles 34 and 35 of Law Nº 4.595/64, and as per article 17 of Law Nº 7.492/86 and Central Bank of Brazil Circular Nº 30; or

c) service agreements between the Company and Related Parties that (i) are not the services habitually offered to the Company's clients, or (ii) involve unjustifiable or disproportionate compensation in terms of the value generation for the Company.

5.	CODE OF ETHICS

In addition to the rules set forth in the present Policy, Itaú Unibanco employees shall, in any Transactions with Related Parties, shall observe the guidelines provided in the Company's Code of Ethics.

6.	PENALTIES

Breaches of the present Policy shall be reviewed by the Audit Committee and consequently submitted to the Board of Directors, which will take the applicable steps; furthermore, certain conducts may be criminal offenses, rendering those responsible liable to the penalties of the applicable Law.

7.	POLICY UPDATES

The Board of Directors is authorized to update this Policy whenever the need may arise as a result of statutory or legislative changes, especially as regards CVM and BM&FBovespa standards for Corporate Governance that may apply to the Company.

The present Policy was amended by the Board of Directors on December 12, 2014.

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